                                                                      EXHIBIT 12

                             FIRST DATA CORPORATION
                                 COMPUTATION OF
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in millions)


                                          Three months ended                           Nine months ended
                                            September 30,                                September 30,
                               --------------------------------------    -------------------------------------------
                                     1999                   1998                1999                       1998
                               ---------------       ----------------    -----------------        ------------------
Earnings:
 Income before income taxes             $285.4 (1)         $275.9               $718.7 (1)                $553.6 (2)
 Interest expense                         27.4               25.5                 74.4                      80.3
 Other adjustments                        13.3               10.1                 39.9                      32.5
                               ---------------       ----------------    -----------------        ------------------

Total earnings (a)                      $326.1             $311.5               $833.0                    $666.4
                               ===============       ================    =================        ==================

Fixed charges:
 Interest expense                       $ 27.4             $ 25.5               $ 74.4                    $ 80.3
 Other adjustments                        13.3               10.1                 39.9                      32.5
                               ---------------       ----------------    -----------------        ------------------

Total fixed charges (b)                 $ 40.7             $ 35.6               $114.3                    $112.8
                               ===============       ================    =================        ==================

Ratio of earnings to fixed
 charges (a/b)                            8.01               8.75                 7.29                      5.91

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(1) Includes restructuring, business divestitures, litigation and impairment charges of $6.1 million and $41.0 million for the quarter and nine months ended September 30, 1999, respectively. The pro forma ratio of earnings to fixed charges without these charges would have been 8.16 and 7.65 for the quarter and nine months ended September 30, 1999, respectively.

(2) Includes business divestiture, provision for loss on contract and impairment charges totaling $164.1 million. The pro forma ratio of earnings to fixed charges without these charges would have been 7.36 for the nine months ended
    September 30, 1998.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.